SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549


                               SCHEDULE 13G
                              (Rule 13d-102)

         INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
       TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED
                        PURSUANT TO RULE 13d-2(b)
                             (Amendment No. 5)




                         PITTSBURGH FINANCIAL CORP.
_____________________________________________________________________________
                             (Name of Issuer)



                 COMMON STOCK, PAR VALUE $0.01 PER SHARE
_____________________________________________________________________________
                      (Title of Class of Securities)



                               725098 10 7
_____________________________________________________________________________
                              (CUSIP Number)



                             DECEMBER 31, 2001
_____________________________________________________________________________
         (Date of Event Which Requires Filing of this Statement)



Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

     [x] Rule 13d-1(b)



                             Page 1 of 6 Pages



CUSIP NO. 725098 10 7                                        Page 2 of 6 Pages
_____________________                                        _________________

1.  NAME OF REPORTING PERSON
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITY ONLY)

    Pittsburgh Financial Corp. Employee Stock Ownership Plan
-------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a)  [  ]
                                                                    (b)  [  ]

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3.  SEC USE ONLY


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4.  CITIZENSHIP OR PLACE OF ORGANIZATION

    Pennsylvania

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5.  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SOLE
    VOTING POWER

    124,730

-------------------------------------------------------------------------------
6. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SHARED VOTING POWER

    82,500

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7.  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SOLE
    DISPOSITIVE POWER

    124,730

-------------------------------------------------------------------------------
8. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SHARED DISPOSITIVE POWER

    82,500

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9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    207,230

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10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [  ]


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11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

    14.7%

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12. TYPE OF REPORTING PERSON

    EP

-------------------------------------------------------------------------------



CUSIP NO. 725098 10 7                                        Page 3 of 6 Pages
_____________________                                        _________________

  Item 1(a) Name of Issuer:

            Pittsburgh Financial Corp.

  Item 1(b) Address of Issuer's Principal Executive Offices:

            1001 Village Run Road
            Wexford, Pennsylvania 15090

  Item 2(a) Name of Person Filing:

            Pittsburgh Financial Corp. Employee Stock Ownership Plan.

  Item 2(b) Address of Principal Business Office or, if None, Residence:

            Pittsburgh Financial Corp.
            1001 Village Run Road
            Wexford, Pennsylvania 15090

  Item 2(c) Citizenship:

            Pennsylvania

  Item 2(d) Title of Class of Securities:

            Common Stock, par value $.01 per share

  Item 2(e) CUSIP Number:

            725098 10 7

  Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

            (f) [X] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

  Item 4.   Ownership.

            (a)  Amount beneficially owned:

            207,230



CUSIP NO. 725098 10 7                                        Page 4 of 6 Pages
_____________________                                        _________________


            (b) Percent of class: 14.7%

            (c) Number of shares as to which such person has:

                (i)    Sole power to vote or to direct the vote 124,730
                                                                -------
                (ii)   Shared power to vote or to direct the vote 82,500
                                                                  ------
                (iii) Sole power to dispose or to direct the disposition of 124,730
                       -------

                (iv) Shared power to dispose or to direct the disposition of 82,500
                          ------

          The Pittsburgh Financial Corp. Employee Stock Ownership Plan Trust ("Trust") was established pursuant to the Pittsburgh Financial Corp. Employee Stock Ownership Plan ("ESOP"). Under the terms of the ESOP, the Trustees will generally vote the allocated shares held in the ESOP in accordance with the instructions of the participating employees. Unallocated shares held in the ESOP will generally be voted by the ESOP Trustees in the same proportion for and against proposals to stockholders as the ESOP participants and beneficiaries actually vote shares of Common Stock allocated to their individual accounts, subject in each case to the fiduciary duties of the ESOP trustees and applicable law. Any allocated shares which either abstain on the proposal or are not voted will be disregarded in determining the percentage of stock voted for and against each proposal by the participants and beneficiaries. As of December 31, 2001, 82,500 shares had been allocated to participants' accounts and 124,730 shares were unallocated.

  Item 5.   Ownership of Five Percent or Less of a Class.

            Not applicable since the reporting entity owns more than 5% of the class.

  Item 6.   Ownership of More than Five Percent on Behalf of Another Person.

            Participants in the ESOP are entitled to receive dividends on, and the proceeds from, the sale of the shares allocated to their accounts. The ESOP does not own more than 5% on behalf of another person.

  Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

            Not applicable.

  Item 8.   Identification and Classification of Members of the Group.

            Not applicable since the reporting entity is not a member of a group.



CUSIP NO. 725098 10 7                                        Page 5 of 6 Pages
_____________________                                        _________________



  Item 9.   Notice of Dissolution of Group.

            Not applicable since the reporting entity is not a member of a group.

  Item 10.  Certification.

            By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.





























CUSIP NO. 725098 10 7                                        Page 6 of 6 Pages
_____________________                                        _________________


                                 SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                 PITTSBURGH FINANCIAL CORP.
                                 EMPLOYEE STOCK OWNERSHIP PLAN TRUST



February 7, 2002                 By:  /s/ J. Ardie Dillen
                                    ---------------------------------
                                     J. Ardie Dillen, Trustee



February 7, 2002                 By:  /s/ Stephen Spolar
                                    ---------------------------------
                                     Stephen Spolar, Trustee



February 7, 2002                 By:  /s/ Charles A. Topnick
                                    ---------------------------------
                                     Charles A. Topnick, Trustee